UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
      For the fiscal year end DECEMBER 31, 2010

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
      For the transition period from ___________ to___________

Commission file number 1-8339

A.  Full title of the Plan and the address of the plan, if different from that of the issuer named below:

THRIFT AND INVESTMENT PLAN OF
NORFOLK SOUTHERN CORPORATION
AND PARTICIPATING SUBSIDIARY COMPANIES

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NORFOLK SOUTHERN CORPORATION
Three Commercial Place
Norfolk, VA  23510

TABLE OF CONTENTS

Thrift and Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies

		Page

Report of Independent Registered Public Accounting Firm		3
Statements of Assets Available for Benefits		4
Statement of Changes in Assets Available for Benefits		5
Notes to Financial Statements		6

	Schedule
Schedule H, line 4i - Schedule of Assets (Held at End of Year)	1	15

Signatures		16

Exhibit Index		16

Report of Independent Registered Public Accounting Firm

The Board of Managers
Thrift and Investment Plan of Norfolk Southern Corporation and
Participating Subsidiary Companies:

We have audited the accompanying statements of assets available for benefits of the Thrift and Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in assets available for benefits for the year ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of the Plan (Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/KPMG LLP
KPMG LLP
Norfolk, Virginia
June 15, 2011

Thrift and Investment Plan of
Norfolk Southern Corporation and Participating Subsidiary Companies

Statements of Assets Available for Benefits

	As of December 31,
	2010	2009
	($ in thousands)
Assets:
Investments (notes 4, 5, 6 and 9):
Plan interest in Master Trust for Norfolk Southern Corporation Common Stock	$326,147	$286,131
Mutual funds:
Equity growth and income funds	148,411	134,790
Balanced funds	127,760	104,628
International stock fund	43,684	39,018
Bond fund	26,637	22,086
Common collective trust – stable value fund	104,116	103,918

Investments at fair value	776,755	690,571

Loans receivable from participants	14,959	13,584

Assets reflecting investments at fair value	791,714	704,155

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 1)	(4,100)	(2,246)

Assets available for benefits	$787,614	$701,909

See accompanying notes to financial statements.

Thrift and Investment Plan of
Norfolk Southern Corporation and Participating Subsidiary Companies

Statement of Changes in Assets Available for Benefits

Year ended
December 31, 2010
($ in thousands)

Investment income (note 9):
Net appreciation in fair value of investments (note 4)	$34,056
Dividends	7,145
Interest	2,827
Plan interest in Master Trust for Norfolk Southern Corporation Common Stock	63,117

Total investment income	107,145

Interest on loans receivable from participants	708

Contributions:
Employee contributions	27,237
Employer contributions	10,733
Assets transferred in from Thoroughbred Retirement Investment Plan (note 2)	2,460

Total contributions	40,430

Distributions:
Benefits paid (note 10)	62,287
Administrative expenses (note 2)	291

Total distributions (note 10)	62,578

Net increase	85,705

Assets available for benefits:
Beginning of year	701,909

End of year	$787,614

See accompanying notes to financial statements.

Thrift and Investment Plan of
Norfolk Southern Corporation and Participating Subsidiary Companies

Notes to Financial Statements

The following Notes are an integral part of the Financial Statements.

1.  Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis.

The Thrift and Investment Plan of Norfolk Southern Corporation (NS) and Participating Subsidiary Companies (the Plan) meets the definition of a defined contribution employee benefit plan under the Employee Retirement Income Security Act of 1974, as amended (ERISA), and is thus subject to the reporting and disclosure, participation and vesting, fiduciary responsibility, and administration and enforcement provisions of Title I of ERISA.  As an individual account plan, however, the Plan is not subject to the funding provisions of Title I or to the benefit guaranty provisions of Title IV of ERISA.

As described in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 946, “Financial Services – Investment Companies,” and ASC 962, “Plan Accounting – Defined Contribution Pension Plans,” investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by the ASC, the Statements of Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value.  The Statement of Changes in Assets Available for Benefits reflects such investment contracts on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investments

The presentation of investments at fair value in the accompanying financial statements of the Plan is required by and is in accordance with U.S. GAAP.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 5 for discussion of fair value.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Revenue Recognition

Unrealized and realized appreciation and depreciation in the fair value of investments are recognized in the financial statements in the period in which such changes occur.  Security transactions are accounted for on the trade date (the date that the order to buy or sell is executed).  Interest is accrued when it is earned.  Dividend income is recorded on the ex-dividend date.

New Accounting Pronouncements

In September 2010, the FASB issued Accounting Standards Update (ASU) No. 2010 – 25, “Plan Accounting – Defined Contribution Pension Plans (Topic 962), Reporting Loans to Participants by Defined Contribution Pension Plans, a consensus of the FASB Emerging Issues Task Force.”  This ASU requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.  The amendments in the ASU are to be applied retrospectively to all prior periods presented, effective for fiscal years ending after December 15, 2010.  The Plan has reclassified participant loans from investments to notes receivable from participants for financial statement presentation.  The Form 5500 will continue to present notes receivable from participants as an investment.

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurement and Disclosures,” which required entities to make new disclosures about recurring and nonrecurring fair value measurements including significant transfers in and out of Level 1 and 2 categories and provide information on purchases, sales, issuances and settlements on a gross basis in the reconciliation of Level 3 measurements.  The ASU also clarifies existing fair value disclosures and is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010.  The adoption did not have a material impact on the Statements of Assets Available for Benefits or the Statement of Changes in Assets Available for Benefits.

In September 2009, the FASB issued ASU 2009-12, “Fair Value Measurements and Disclosures (ASC 820) – Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent).”  The Plan adopted the guidance on estimating the fair value of its investments in investment companies when the investment does not have a readily determinable fair value.  The provisions permit the use of the investment’s net asset value as a practical expedient to determine fair value.  This guidance also required additional disclosure of the attributes of these investments such as:  (i) the nature of any restrictions on the reporting entity’s ability to redeem its investment; (ii) unfunded commitments; and (iii) investment strategies of the investees.  This guidance is effective for periods ending after December 15, 2009.  The adoption did not have a material impact on the Statements of Assets Available for Benefits or the Statement of Changes in Assets Available for Benefits and all applicable disclosures are included in these financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162” (ASU 2009-01).  This statement, effective for reporting periods ending after September 15, 2009, established the FASB ASC as the single source of authoritative GAAP.  SFAS 168 is recognized by the FASB to be applied by nongovernmental entities and stated that all guidance contained in the ASC has an equal level of authority.  The authoritative accounting guidance recognized that rules and interpretive releases of the Securities and Exchange Commission (SEC) under federal securities laws are also sources of authoritative GAAP for SEC registrants.  The Plan has adopted the provisions of the authoritative accounting guidance for the reporting period ending December 31, 2009, the adoption of which did not have a material effect on the Statements of Assets Available for Benefits or the Statement of Changes in Assets Available for Benefits.

2.  Plan Description

The following is a brief discussion of the Plan in effect during 2010 and not the complete text of the plan document. Participants should refer to the plan document for more complete information.  Capitalized terms used but not defined herein are defined in the plan document.

General Information

The Plan was established effective June 1, 1982, by resolution adopted on April 30, 1982, by the Board of Directors of NS.

The purpose of the Plan is to encourage retirement savings among eligible employees.  Generally, Nonagreement Employees of NS or a participating subsidiary company are automatically enrolled to become a member of the Plan (Member) unless the employee opts out of participation.

A portion of the Plan is intended to be an employee stock ownership plan (ESOP) within the meaning of Section 4975(e)(7) of the Internal Revenue Code (Code).  The ESOP is designed to invest primarily in NS Stock, which is a qualifying security within the meaning of Sections 409(1) and 4975(e)(8) of the Code.

The Plan is administered by a Board of Managers (Managers), the members of which are appointed by the Chief Executive Officer of NS.  Effective November 23, 2010, the Plan was amended to transfer from the Board of Managers to the Benefits Investment Committee the responsibility for choosing the Plan’s investment options (other than the NS Stock Fund, as the NS Stock Fund is required to be offered under the terms of the Plan) and monitoring the continued appropriateness of those investment options.  The Managers and the Members of the Benefits Investment Committee receive no remuneration with respect to their service in such capacity.  The Vanguard Fiduciary Trust Company is the Plan’s independent trustee, and The Vanguard Group, Inc. is the Plan’s record keeper.  NS and the participating subsidiary companies in their discretion pay certain administrative costs arising under the Plan.

Vesting

At all times a Member shall have a fully vested interest in all account balances (Accounts) under the Plan; except that a Member will forfeit matching contributions associated with pre-tax contributions withdrawn under the Plan’s permissive withdrawal feature, which allows for withdrawals within 90 days of the first payroll in which pre-tax contributions were made to the Plan under the auto-enrollment feature.

Pre-Tax, Roth, Catch-Up, Matching, PAYSOP and After-Tax Contributions Accounts

Amendments to the Plan, effective January 1, 2009, merged each Member’s Catch-Up Pre-Tax Contribution Account into the Pre-Tax Contribution Account and Catch-Up Roth Contribution Account into the Roth Contribution Account (note 8).

A Member may elect that NS contribute to the Plan an amount equal to not less than 1% nor more than 75% of the Member’s Compensation, as defined in the Plan.  The Member must irrevocably designate any such contribution to the Plan as a Pre-Tax Contribution or Roth Contribution at the time of the deferred election, and any contribution made to the Plan as a Pre-Tax or Roth Contribution may not later be reclassified to the other type.

A Member who is automatically enrolled in the Plan is deemed to have initially elected to make a Pre-Tax Contribution of 3% of the Member’s Compensation with 1% annual increases, up to a maximum of 6%.  A Member may elect at any time to stop contributing, to contribute a percentage other than the automatic percentage, or to change the automatic 1% increase.  Under automatic enrollment, a Member’s contributions are invested by default in the Vanguard Target Retirement Fund that has a target date nearest to the date on which the Member will turn age 65, unless the Member makes a different investment election.

Annual Pre-Tax and Roth Contributions are limited as provided in Section 402(g) of the Code ($16,500 for 2010).  However, a Member who is at least age 50, or will attain age 50 by the end of the calendar year, may make additional contributions up to the limits as provided in Code Section 414(v)(2)(B)(i) ($5,500 for 2010).

NS contributes matching contributions of 100% of the sum of the Member’s Pre-Tax Contributions plus Roth Contributions not to exceed 1% of the Member’s Compensation, and 50% of the sum of the Member’s Pre-Tax Contributions plus Roth Contributions that exceed 1% of the Member’s Compensation but does not exceed 6% of the Member’s Compensation.

Before 1987, NS contributed to the Plan PAYSOP Contributions equal to the maximum employee stock ownership credit allowed for federal income tax purposes under former Section 44G of the Code.  In addition, before 1987, each Member was allowed to voluntarily contribute to the Member’s After-Tax Contributions Account.  No such PAYSOP or After-Tax Contributions were made after 1986.

Rollover Accounts

A Member can contribute to a Pre-Tax Rollover Contributions Account eligible rollover distributions from a tax-qualified retirement plan of a former employer or from an individual retirement account, and may contribute to a Roth Rollover Contributions Account eligible rollover distributions from a designated Roth Account from a tax-qualified retirement plan of a former employer.

Income and Dividends

Income received, in the form of dividends or otherwise, from investments held is retained in the respective Accounts of each Member and is reinvested in the investment option from which such income was distributed.

Notwithstanding the foregoing, all dividends paid with respect to NS Stock held in the NS Stock Fund shall, at the Member’s election, either (i) be paid to the Plan and distributed in cash to the Members as soon as practicable, which is included in benefits paid in the Statement of Changes in Assets Available for Benefits, or (ii) be paid to the Plan and reinvested in the NS Stock Fund within the Member’s Accounts.  A member who does not make a timely election will have such dividends paid to the Plan and reinvested in the NS Stock Fund within the Member’s Accounts.

Distributions and Withdrawals

Except as hereinafter provided, the account balances of a Member will be held by the Trustee until the earlier of the Member’s retirement, disability, death, or severance from employment.  If a Member retires prior to Normal Retirement Age, incurs a disability or severs from employment and the value of the Member’s interest in the Plan is greater than $5,000, no distribution of account balances will be made to the Member prior to the earlier of Normal Retirement Age or death without the Member’s consent.  If the value of the Member’s interest in the Plan does not exceed $5,000, then the account balances will be distributed to the Member as soon as practicable; however, if the distribution is greater than $1,000 but does not exceed $5,000, and the Member does not elect to have the distribution paid directly to an eligible retirement plan or receive the distribution directly, then the Plan Administrator will transfer the amount in a direct rollover to an individual retirement account for the Member.

The normal form of payment under the Plan is a single lump sum, but a Member may elect that the portion of their account that is invested in the NS Stock Fund be distributed in whole shares of NS Stock rather than cash.  A Member generally may request that a distribution from the Plan be made directly to another eligible retirement plan as the Member directs.  However, no direct transfer will be made of any amount deemed to be distributed to a Member as the result of a default on a Member’s loan.

A Member may at any time withdraw all or a portion of the balance of their After-Tax Contributions Account, Matching Contribution – Pre 2008 Account or Rollover Accounts.

A Member may make a written request for a hardship withdrawal as described in the plan document.

A Member who is automatically enrolled in the Plan may elect to withdraw all contributions to the Plan (as adjusted for earnings or losses) within 90 days of the date following the first payroll in which pre-tax contributions were made to the Plan under the auto-enrollment feature.

Transfers with other Plans

If the Managers determine that the plan of an affiliate is comparable to this Plan, (i.e., the Plan provides all the same options and forms of benefit as the plan of the affiliate from which the transfer is to be made), a Member may transfer cash or NS Stock representing employee and employer contributions (including earnings thereon) as a direct transfer from the Code Section 401(k) plan of the affiliate. Such transfers must be made directly from the trustee of the Code Section 401(k) plan of the affiliate.  As the Managers may prescribe, any transfer may include a transfer of any outstanding loans.

A Member may be allowed to transfer, as a direct transfer, their Accounts to the Code Section 401(k) plan of an affiliate or to another plan of NS if the Managers determine that the transferee plan is comparable to this Plan, and the employee is eligible to participate in such other NS plan.

Loans

A Member may, no more than once in any calendar year, borrow from the balance of their Pre-Tax Contributions, Roth Contributions, and/or Rollover Contributions, subject to certain limitations as described below.  A Member cannot apply for a loan if the Member has three or more loans outstanding.

The maximum loan term is five years.  The amount of a loan may not be less than $1,000 and, when added to the outstanding balance of all other loans from the Plan, may not be more than the lesser of $50,000 (reduced by the excess, if any, of the highest outstanding balance of loans by the Member from the Plan during the one year period ending on the day before the date on which such loan was made, over the outstanding balance of loans by the Member from the Plan on the date on which such loan was made) or one half of the fair market value of the Member’s Accounts.

Where a loan has not been repaid in full immediately prior to the distribution of a Member’s account balances as a result of the Member’s retirement, severance from employment, disability or death, the balance of such loan plus interest accrued will be immediately due and payable, and the amount of the debt will be set off against any amount payable to the Member or their beneficiary from the Plan.

The unpaid balance of any loan shall bear interest at a fixed rate at the time the loan is made.  The rate shall be equal to the Prime Rate plus 1%, as determined by Reuters.  The rate will be adjusted on the first business day of the month after any month in which the Prime Rate changes.

The Managers shall have the right on a uniform or consistent basis to limit the amounts, terms, and conditions of loans and may declare a moratorium on loans.

Plan Termination

Although it has not expressed any intent to do so, NS has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, Members would remain 100% vested in their employer contributions.

3.  Investment Program

A Member must make an initial investment election which will apply to the Member’s Accounts.  If a Member does not make an affirmative initial investment election, the Member will be deemed to have allocated all contributions to the Vanguard Target Retirement Fund that has a target date nearest to the date on which the Member will turn age 65.

A Member may elect at any time to exchange the existing balances in the Member’s Accounts invested in any option to another option(s), subject to any frequent trading policy or similar restriction.

4.  Investments

Investments at fair value that represent 5% or more of the Plan’s assets available for benefits consisted of the following at December 31:
	2010	2009
	($ in thousands)

Plan interest in Master Trust for NS Stock	$326,147	$286,131

Value of interests in mutual funds:
Balanced funds:
Vanguard Wellington Fund	73,860	68,444
Equity growth and income funds:
Vanguard 500 Index Fund	49,580	44,320
Vanguard Windsor II Fund	40,706	40,495
International stock fund:
Vanguard International Growth Fund	43,684	39,018

Value of interest in common collective trust:
Vanguard Retirement Savings Trust (stable value fund)	104,116	103,918

During the year ended December 31, 2010, the Plan’s mutual funds appreciated in value by $34.1 million.  In 2010, the Plan’s net appreciation in fair value of investments included realized and unrealized gains on investments bought and sold as well as held during the year.

5.  Fair Value

Fair Value Measurements

ASC 820-10, “Fair Value Measurements,” established a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2	Inputs to the valuation methodology include:
  Quoted prices for similar assets or liabilities in active markets;
  Quoted prices for identical or similar assets or liabilities in inactive markets;
  Inputs other than quoted prices that are observable for the asset or liability; and
  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2010 and 2009.

Mutual funds:  Valued at the net asset value (NAV) of shares held by the Plan as of the close of the NYSE at year end.

Common collective trust – stable value fund:  The Plan’s holdings of the stable value fund units (Vanguard Retirement Savings Trust) are valued at NAV, which is used as a practical expedient for fair value.  There are no imposed redemption restrictions and the Plan does not have any contractual obligations to further invest in the trust.  The underlying investments of that trust consist of traditional investment contracts, valued based upon expected future cash flows for each contract discounted to present value; alternative investment contracts, valued based upon the aggregate market values of the underlying investments in mutual funds and bond trusts, and the value of the wrap contracts; and investments in mutual funds and bond trusts, valued at the NAV of each fund or trust determined as of the close of the NYSE at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth the Plan’s investments by valuation technique level, within the fair value hierarchy (there were no level 3 valued assets):

December 31, 2010	Level 1	Level 2	Total
		($ in thousands)

Mutual funds	$346,492	$--	$346,492
Common collective trust – stable value fund	--	104,116	104,116

Investments at Fair Value	$346,492	$104,116	$450,608

December 31, 2009	Level 1	Level 2	Total
		($ in thousands)

Mutual funds	300,522	--	300,522
Common collective trust – stable value fund	$--	$103,918	$103,918

Investments at Fair Value	$300,522	$103,918	$404,440

Fair Values of Financial Instruments

In accordance with ASC 825, “Financial Instruments,” the Plan has evaluated the fair value of financial instruments and methods used to determine those fair values.  The carrying value of loans receivable from participants, based on unamortized cost, approximates fair value.  The fair value was determined based on future discounted cash flows.

6.  Interest in Master Trust for Norfolk Southern Common Stock

The Plan’s investment in NS common stock (NS Stock) is included in a master trust with investments in NS Stock held by the Thoroughbred Retirement Investment Plan (TRIP) of NS and Participating Subsidiary Companies.  The NS Stock Fund consists of shares of NS Stock, measured at fair value, and a small cash balance for liquidity purposes, and is divided into units (rather than shares of stock) for the purpose of valuing assets of the participating plans and the participants’ accounts.  A unit represents a proportionate ownership interest in investments of the master trust.  A unit value is calculated daily by dividing the total value of NS Stock and cash, reduced by any unpaid commissions and fees associated with the master trust’s transactions, by the number of units credited to participants of both plans in the master trust.  Units are allocated among the plans based on total units credited to participants of each plan.  The Plan’s percentage of master trust investment assets was 58.1% at December 31, 2010 and 2009.  The Plan’s interest in fair value of master trust investment assets was $326.1 million at December 31, 2010, and $286.1 million at December 31, 2009.

The following table presents the assets, including investments, of the master trust:

	December 31,
	2010	2009
	($ in thousands)

Norfolk Southern Common Stock	$558,243	$492,040
Money market funds	3,075	1,124
	561,318	493,164

Accounts receivables	169	3
Accounts payable and other expenses	(571)	(530)

Net assets	$560,916	$492,637

Investment income for the master trust was as follows:

December 31,
2010
($ in thousands)

Net appreciation in fair value	$95,447
Dividends and interest	12,891

Total investment income	$108,338

The closing prices reported in the active markets in which the securities are traded are used to value the investments in the master trust.  The following is a description of the valuation methodologies used for assets measured at fair value.

NS Common Stock:  Valued based upon the closing price reported on the New York Stock Exchange (NYSE) at year end.

Money Market Funds:  Valued at the closing price reported on the active market on which the funds are traded.

The following tables set forth by level, within the fair value hierarchy, the assets at fair value of the master trust (there were no level 2 or 3 valued assets):

December 31, 2010	Level 1	Total
	($ in thousands)

Common stock	$558,243	$558,243
Money market funds	3,075	3,075

Total investments	$561,318	$561,318

December 31, 2009	Level 1	Total
	($ in thousands)

Common stock	$492,040	$492,040
Money market funds	1,124	1,124

Total investments	$493,164	$493,164

7.  Federal Income Taxes

The Internal Revenue Service determined and informed NS by a letter dated October 2, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Code.  Although the Plan has been amended since receiving the determination letter, the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan is generally subject to examination for a period of three years after the filing of its employee benefit plan annual return.  There are currently no audits for any plan years in progress.

The Plan follows the provisions of ASC 740, “Income Taxes,” as it relates to uncertainties in income taxes.  ASC 740 requires that a liability be recorded for the Plan’s estimate of uncertain tax positions, including a determination that income is nontaxable under the tax law.  The adoption of ASC 740 had no impact on the financial statements.  The Plan has no liabilities recorded at December 31, 2010 for unrecognized tax benefits.

8.  Plan Amendments

The Plan was amended effective November 23, 2010, to grant specific powers and duties to a Benefits Investment Committee comprised of the Chief Financial Officer, Chief Legal Officer, and Chief Administrative Officer of NS.

The Plan was amended effective January 1, 2010, to accept Roth rollover contributions from another employer’s tax-qualified plan.  In addition, the Plan was amended effective January 1, 2010, to permit participants to withdraw contributions made under the Plan’s auto-enrollment feature, provided that such contributions are withdrawn within 90 days of the first payroll in which pre-tax contributions were made to the Plan under the auto-enrollment feature.

The Plan was amended effective January 1, 2009, to merge each Member’s (a) Catch-Up Pre-Tax Contributions Account into the Member’s Pre-Tax Contribution Account, and (b) Catch-Up Roth Contributions Account into the Member’s Roth Contributions Account.

9.  Related Party Transactions

Certain plan investments are shares of mutual funds managed by The Vanguard Group, Inc.  The Vanguard Fiduciary Trust Company and The Vanguard Group, Inc. are the independent trustee and the record keeper, respectively, as defined by the Plan; therefore, fees paid to these entities for trustee, administrative and other transactions qualify as exempt party-in-interest transactions under ERISA and the Code.

The Plan, through the NS Stock Fund, holds NS Stock.  NS is the employer and Plan Sponsor.  The investment in the NS Stock Fund qualifies as an exempt party-in-interest transaction under ERISA and the Code.

10.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of benefit claims payable and benefits paid to participants per the financial statements to Form 5500:

	December 31,
	2010	2009
	($ in thousands)

Benefit claims payable to participants per the financial statements	$--	$--
Add: Current accruals for withdrawing participants	33	17

Benefit claims payable to participants per Form 5500	$33	$17

Year Ended
2010
($ in thousands)

Total distributions per the financial statements, excluding administrative expenses	$62,287
Add: Current accruals for withdrawing participants	33
Less: Prior year accruals paid in current year	(17)

Benefit paid to participants per Form 5500	$62,303

Schedule 1

Thrift and Investment Plan of
Norfolk Southern Corporation and Participating Subsidiary Companies

Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010

Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
		($ in thousands)

Plan interest in Master Trust for NS Stock*	15,464,524 units of NS Stock Fund	$168,566	$326,147

Value of Interests in Registered Investment Companies:
The Vanguard Group, Inc.*	2,374,914 shares of Vanguard Wellington Fund	70,317	73,860
The Vanguard Group, Inc.*	428,078 shares of Vanguard 500 Index Fund	46,129	49,580
The Vanguard Group, Inc.*	2,258,712 shares of Vanguard International Growth Fund	43,159	43,684
The Vanguard Group, Inc.*	1,585,721 shares of Vanguard Windsor II Fund	43,160	40,706
The Vanguard Group, Inc.*	1,167,390 shares of Vanguard Growth Index Fund	30,699	36,890
Western Asset Funds, Inc.	2,332,463 shares of Western Asset Core Bond	24,939	26,637
The Royce Funds	686,113 shares of Royce Premier Fund	11,720	13,962
The Vanguard Group, Inc.*	923,175 shares of Vanguard Target Retirement 2015	10,863	11,466
The Vanguard Group, Inc.*	364,551 shares of Vanguard Target Retirement 2020	7,515	8,057
The Vanguard Group, Inc.*	397,036 shares of Vanguard Strategic Equity Fund	7,447	7,274
The Vanguard Group, Inc.*	486,875 shares of Vanguard Target Retirement 2025	5,758	6,144
The Vanguard Group, Inc.*	401,653 shares of Vanguard Target Retirement 2035	4,751	5,258
The Vanguard Group, Inc.*	231,920 shares of Vanguard Target Retirement 2030	4,643	5,028
The Vanguard Group, Inc.*	216,374 shares of Vanguard Target Retirement 2010	4,659	4,827
The Vanguard Group, Inc.*	296,486 shares of Vanguard Target Retirement Income	3,188	3,344
The Vanguard Group, Inc.*	144,684 shares of Vanguard Target Retirement 2050	2,737	3,096
The Vanguard Group, Inc.*	140,924 shares of Vanguard Target Retirement 2040	2,623	3,030
The Vanguard Group, Inc.*	205,500 shares of Vanguard Target Retirement 2045	2,433	2,774
The Vanguard Group, Inc.*	73,867 shares of Vanguard Target Retirement 2005	831	866
The Vanguard Group, Inc.*	364 shares of Vanguard Target Retirement 2055	8	8
The Vanguard Group, Inc.*	913 shares of Vanguard Prime Money Market Fund	1	1

		327,580	346,492

Value of Interest in Common Collective Trust –
Vanguard Retirement Savings Trust*	100,016,417 units of Stable Value Fund	100,016	104,116

Participant loans*	Participant loans (4% - 11%)	--	14,959

	Total investments at fair value	596,162	791,714

	Adjustment from fair value to contract value for fully benefit-responsive investment contracts	--	(4,100)

	Total investments at contract value	$596,162	$787,614

*Party-in-interest

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

The Plan pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Managers of the Thrift and Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THRIFT AND INVESTMENT PLAN OF
NORFOLK SOUTHERN CORPORATION
AND PARTICIPATING SUBSIDIARY COMPANIES

Date: June 15, 2011	BY: /s/G. W. Dana G. W. Dana Secretary, Board of Managers

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm